Exhibit (a)(2)

ANNOUNCEMENT OF OFFER TO EXCHANGE

January 20, 2010

We are pleased to announce an innovative option exchange program for the benefit of our employees and of Voxware, Inc.  (the “Company”) as a whole. The specifics of the program are described in the Offer to Exchange that we are filing with the Securities and Exchange Commission today, a copy of which accompanies this email.

We are very conscious of the fact that many of you have worked diligently for several years and have not had the opportunity to realize equity gains for your efforts. We also continue to believe strongly in the potential of long-term equity gains to motivate our employees to continue to be dedicated to the Company and to work toward the creation of value for all of our stockholders.

Toward this end, we are offering the opportunity for employees to exchange their options outstanding under our 2003 Stock Incentive Plan, as amended and restated (the “2003 Plan”), with exercise prices equal to or greater than $2.25 per share for new options with exercise prices equal to the closing price per share on the new grant date. The new options granted in exchange will be for fewer shares than the options they replaced, will be granted under the 2003 Plan and will have a new seven-year term measured from the grant date.

The specifics of the option exchange program are described in the Offer to Exchange, a copy of which is attached to this email. We urge you to read the Offer to Exchange very carefully.

Also attached to this email is a personalized Letter of Transmittal listing each of your options that is eligible for exchange in the option exchange program.

Your participation in the option exchange program is voluntary. If you wish to participate, you must, in accordance with the terms of the Letter of Transmittal, properly complete, duly execute and timely deliver your Letter of Transmittal to the Company on or before 11:59 Eastern Time on February 25, 2010 (or any extended expiration date of the exchange program) via (i) facsimile to facsimile number (609) 514-4103, (ii) overnight courier to Voxware, Inc., 300 American Metro Boulevard, Suite 155, Hamilton, New Jersey 08619, Attn: Monika Laszkowski or (iii) email to mlaszkowski@voxware.com.

If you have any questions, please contact William Levering at (609) 570-6850 or via email at wlevering@voxware.com.